Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: International Flavors & Fragrances Inc.

Subject Company: International Flavors & Fragrances Inc.

Filer’s Commission File Number: 1-4858

Date: August 13, 2020

FOR IMMEDIATE RELEASE

Contact:

Michael DeVeau

Head of Investor Relations and Communications

212.708.7164

Michael.DeVeau@iff.com

IFF to Hold Virtual Special Meeting of Shareholders on August 27

NEW YORK — August 13, 2020 — IFF (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF), a leading innovator of taste, scent, and nutrition, announced today that the previously communicated special meeting of shareholders to consider and vote on the issuance of shares of IFF common stock in connection with the previously announced proposed merger of IFF and DuPont’s Nutrition & Biosciences (“N&B”) business pursuant to a Reverse Morris Trust transaction (the “special meeting”) has been changed to a virtual-only meeting due to the continued public health concerns over the COVID-19 outbreak and the health and safety of its shareholders and employees. Accordingly, the special meeting, to be held on Thursday, August 27, 2020 at 10:00 a.m. Eastern Time, will be held only virtually on the Internet at www.virtualshareholdermeeting.com/IFF2020SM. Shareholders will not be able to attend the meeting or vote physically in person.

We have designed the format of the special meeting to provide shareholders the same rights and opportunities to participate as they would at an in-person meeting.

How to Participate in the Virtual Meeting

As described in the proxy materials for the special meeting, which were filed with the U.S. Securities and Exchange Commission on July 27, 2020 and mailed to IFF shareholders on or about July 28, 2020, shareholders of record as of the close of business on July 13, 2020, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. To attend and participate in the special meeting, such shareholders will need to log in to www.virtualshareholdermeeting.com/IFF2020SM by entering the voting control number found on the proxy card or voting instruction form previously distributed to them. If your shares are held for your account in “street name” through a bank, broker or other nominee, you should follow the instructions provided by your institution or nominee to be able to participate in the special meeting. Once admitted, shareholders may listen to the meeting, submit questions and vote. The special meeting will begin promptly at 10:00 a.m., Eastern Time. We encourage shareholders to access the meeting prior to the start time and allow ample time for check-in procedures. Online check-in will begin at 9:45 a.m., Eastern Time.

Shareholders may vote their shares in advance of the special meeting by submitting a proxy by mail or at www.proxyvote.com or by calling the toll-free telephone number found on the proxy card or voting instruction form (which were previously distributed). To vote during the special meeting, shareholders must log in to www.virtualshareholdermeeting.com/IFF2020SM by entering the voting control number and following the instructions available on the meeting website.

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Instructions on how to attend, participate in and vote at the virtual special meeting will be available at www.virtualshareholdermeeting.com/IFF2020SM.

TASE Holders: To gain admittance to the special meeting, please contact Gornitzky & Co., via fax at +972-3-560-6555, Attention: Ari Fried, Adv., or by e-mail at: IFFproxy@gornitzky.com for instructions. Shareholders who hold their shares through the TASE will not have the ability to vote on the virtual platform and must submit their vote via the instructions provided in this proxy statement.

Whether or not shareholders plan to attend the virtual-only special meeting, IFF urges shareholders to vote and submit their proxies in advance of the meeting by one of the methods described in the proxy materials.

How to Ask Questions

Shareholders of record may submit questions during the special meeting. Please log into the meeting as a shareholder using your voting control number (as described above) and follow the instructions on the virtual meeting website.

Principles of Meeting Conduct

To facilitate the virtual meeting format, IFF has prepared rules and procedures for participating in the special meeting and submitting questions set forth in the Special Meeting of Shareholders Principles of Meeting Conduct. These Principles of Meeting Conduct will be made available prior to the special meeting on the virtual meeting website.

All questions should comply with the posted Principles of Meeting Conduct for the special meeting. IFF will answer as many shareholder-submitted questions that comply with the Principles of Meeting Conduct as time permits. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together to provide a single response and avoid repetition.

Technical Difficulties

A technical support line will be available on the virtual meeting website beginning at 9:45 a.m. Eastern Time on August 27, 2020 through the conclusion of the special meeting. If you encounter any technical difficulties during the check-in process or during the meeting, please call the technical support number on the meeting website for assistance.

Welcome to IFF

At IFF (NYSE:IFF) (Euronext Paris: IFF) (TASE: IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. In addition, on July 27, 2020, IFF filed a definitive proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, THE DEFINITIVE PROXY STATEMENT, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement has been sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution,

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related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on July 27, 2020 and any supplements thereto. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and other relevant materials to be filed with the SEC when they become available.